SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated April 8, 2013 to the to the Comisión Nacional de Valores (Argentine Securities Commission) regarding director resignation

FREE TRANSLATION FOR IMMEDIATE RELEASE

Buenos Aires, April 8, 2013

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Acceptance of resignation of Director – Appointment of replacing Director.

I am writing you as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you of the following:

1. As informed in our letter dated March 27, 2013, Mr. Norberto C. Berner submitted his resignation as Director of the Company in representation of the Argentine State Government, due to the instructions received within the framework of Decree Nº 1278/2012.

2. In the meeting held today, the Board of Directors of Telecom Argentina dealt with and accepted the resignation of Mr. Berner.

3. The Shareholders’ Meeting held on November 30th, 2010 appointed Mr. Esteban A. Santa Cruz as Alternate Director to Mr. Berner. Due to the resignation of Mr. Berner, the Board of Directors accepted the designation of Mr. Santa Cruz as Director replacing Mr. Berner. In addition, Mr. Santa Cruz was designated as member of the Audit Committee and will serve in those positions until the next Shareholders’ Meeting to be held on April 23rd, 2013.

4. Mr. Esteban A. Santa Cruz qualifies as an “independent director”, pursuant to the applicable criteria of the Comisión Nacional de Valores (Argentine Securities Commission), as well as the regulations of the U.S. Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”)

Sincerely,

Dr. Enrique Garrido

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: April 8, 2013	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman